UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **June 11, 2009**

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**2030 Donahue Ferry Road
Pineville, Louisiana**   **71360-5226**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

CLECO POWER LLC
(Exact name of registrant as specified in its charter)

Louisiana	**1-05663**	**72-0244480**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**2030 Donahue Ferry Road
Pineville, Louisiana**   **71360-5226**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

In July 2008, Cleco Power LLC ("Cleco Power"), a wholly owned subsidiary of Cleco Corporation (the "Company"), filed a request for a new rate plan with the Louisiana Public Service Commission (the "LPSC") to increase Cleco Power's base rates for electricity. Cleco Power is seeking recovery of revenues sufficient to cover the addition of Rodemacher Power Station Unit 3 to its existing expense and rate base levels. The discovery phase of the rate case is substantially complete. As disclosed in the press release issued by the Company on May 6, 2009, and filed as an exhibit to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 6, 2009, Cleco Power has reached a settlement with the LPSC Staff and is now in discussions with intervenors to reach a global settlement. Cleco Power currently anticipates a stipulated settlement with all parties to be completed in July 2009, and for the LPSC Staff to complete testimony supporting the settlement in August, with the settlement rate plan being presented to the LPSC for its approval at its September 16, 2009, Business and Executive Session. If approved by the LPSC, the settlement rates are expected to be effective upon the commercial operation date of Rodemacher Power Station Unit 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: June 11, 2009   By: /s/ R. Russell Davis
                                              R. Russell Davis
                                              Vice President of Investor Relations and
                                              Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO POWER LLC

Date: June 11, 2009   By: /s/ R. Russell Davis
                                              R. Russell Davis
                                              Vice President of Investor Relations and
                                              Chief Accounting Officer